FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2011
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA Comments on Press Stories

Mexico City, May 10, 2011 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) confirmed today that it has been contacted by several investor groups regarding potential transactions involving ICA’s shareholding in Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA.  ICA has not entered into any exclusive negotiations regarding its shareholding in OMA, nor has it received any proposals that ICA believes create value for ICA’s or OMA’s shareholders.

ICA may from time to time engage in discussions regarding possible strategic transactions, including merger, acquisition or divestment transactions with third parties or other alternatives, in order to strengthen the Company’s strategic position. However, there can be no assurance that ICA will reach agreement on any such transactions, or that such transactions would be concluded as a result of financing, regulatory, or other conditions.

ICA will inform the market if any definitive agreement is reached, and as required by applicable law or regulation.

Empresas ICA, S.A.B. de C.V. is Mexico's largest construction and infrastructure operations company. Founded in 1947, ICA’s principal lines of business are civil and industrial construction and engineering; infrastructure operations, including airports, toll roads, and water systems and; homebuilding. For more information visit www.ica.com.mx.

This press release may contain projections or other forward-looking statements related to ICA that involves risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

For additional information contact:
Alonso Quintana, CFO alonso.quintana@ica.com.mx Luz Montemayor, IRO (5255) 5272 9991 ext. 3692 luz.montemayor@ica.com.mx	Investor Contact: relacion.inversionistas@ica.com.mx In the United States: Zemi Communications, Daniel Wilson (1212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2011
Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer